United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

2014 and 4Q14 ProductionReport

Production Highlights

Rio de Janeiro, February 19, 2015 — Vale S.A. (Vale) delivered a strong operational performance in 4Q14 and in 2014, with production records in iron ore, nickel, copper and gold. Iron ore inventories decreased by 4.8 Mt in 4Q14 supported by record shipments in the quarter.

Iron Ore

•                  Annual supply record of 331.6 Mt(1) in 2014, including own production record of 319.2 Mt and 12.3 Mt of ore acquired from third parties.

•                  Annual production record in Carajás of 119.7 Mt in 2014, 14.8 Mt higher that in 2013.

•                  Annual production in the Southern System of 86.3 Mt in 2014, the highest annual mark since 2007, 7.3 Mt higher than in 2013.

•                  Quarterly production record for a fourth quarter of 83.0 Mt in 4Q14, 1.7 Mt higher than in 4Q13.

•                  Quarterly production record in Carajás of 34.9 Mt, 2.7 Mt higher than in 3Q14 and 3.3 Mt higher than in 4Q13.

•                  Quarterly transportation record of 32.9 Mt in the Estrada de Ferro Carajás (EFC) railway, 2.1 Mt higher than in 4Q13.

•                  Quarterly shipments record of 32.8 Mt in the Ponta da Madeira port, 1.5 Mt higher than in 4Q13.

Pellets

•                  Annual production, excluding Samarco´s output,  of 43.0 Mt in 2014, just 0.8 Mt below our target for the year and 4.0 Mt higher than in 2013.

•                  Annual production record in Oman of 8.6 Mt in 2014, 0.3 Mt higher than in 2013.

•                  Annual production record in Samarco of 12.1 Mt (attributable production) in 2014, 1.5 Mt higher than in 2013.

•                  Quarterly production record, excluding Samarco´s output, for a fourth quarter of 11.6 Mt in 4Q14, 0.2 Mt  higher than in 3Q14 and 1.2 Mt higher than in 4Q13.

•                  Quarterly production record in Oman of 2.4 Mt, 0.1 Mt higher than in 3Q14.

•                  Quarterly production record in Samarco of 3.5 Mt (attributable production) in 4Q14, 0.2 Mt higher than in 3Q14 and 2.7 Mt higher than in 4Q13.

Nickel

•                  Annual production of 275,000 t, the highest annual mark since 2008, despite the almost two month stoppage of VNC´s operation during the year.

•                  Annual production record in VNC of 19,000 t in 2014, 3,000 t higher than in 2013.

(1)  Excluding Samarco’s attributable production.

•                  Annual production record in Onça Puma of 21,000 t in 2014, 19,000 t higher than in 2013.

•                  Annual production record at PT Vale Indonesia Tbk of 78,000 t of nickel in matte.

•                  Quarterly production record of 73,600 t, 1,500 t higher than in 3Q14 and 5,700 t higher than in 4Q13.

•                  Quarterly production of 6,200 t at VNC, the second best quarterly result for VNC finished nickel production and 2,400 t higher than in 3Q14 and 4,100 t higher than in 4Q13.

Copper

•                  Annual production record of 379,700 t in 2014, 9,600 t higher than in 2013.

•                  Annual production record at Salobo of 98,000 t in 2014, 33,000 t higher than in 2013.

•                  Quarterly production record of 105,400 t, 600 t higher than in 3Q14 and 10,800 t higher that in 4Q13.

•                  Quarterly production record at Salobo of 31,600 t, 5,700 t higher than in 3Q14 and 10,500 t higher than in 4Q13.

Gold

•                  Annual production record of 321,000 oz in 2014, 35,000 oz higher than in 2013.

•                  Quarterly production record of 93,600 oz, 9,600 oz higher than in 3Q14 and 5,300 oz higher than in 4Q13.

Coal

•                  Annual production of 8.6 Mt in 2014, 0.1 Mt  lower than in 2013.

•                  Annual production  record in Moatize of 4.9 Mt in 2014, 1.1 Mt higher than in 2013.

•                  Quarterly production of 2.3 Mt, slightly lower than in 3Q14, negatively impacted by the stoppage of the Integra coal mine in Australia.

•                  Quarterly production record in Moatize of 1.4 Mt, 0.1 Mt higher than in 3Q14 and 0.8 Mt higher than in 4Q13.

Phosphate Rock

•                  Annual production of 8.4 Mt in 2014, 0.1 Mt higher than in 2013, due to the good performance of Bayóvar.

Production Summary

000’ metric tons	4Q14	3Q14	4Q13	2014	2013	4Q14/3Q14 % change	4Q14/4Q13 % change	2014/2013 % change
Iron ore(1)
Own production	82.973	85.731	81.251	319.215	299.795	-3,2%	2,1%	6,5%
Third parties Purchases	3.324	2.923	3.378	12.341	10.597	13,7%	-1,6%	16,5%
Total	86.297	88.654	84.629	331.556	310.392	-2,7%	2,0%	6,8%
Pellets(1)	11.642	11.444	10.409	42.965	38.995	1,7%	11,8%	10,2%
Manganese	723	654	638	2.352	2.378	10,6%	13,3%	-1,1%
Coal	2.310	2.340	2.258	8.645	8.763	-1,3%	2,3%	-1,4%
Nickel	73,6	72,1	67,9	275	260	2,1%	8,4%	5,7%
Copper(2)	105,4	104,8	94,6	379,7	370,1	0,6%	11,4%	2,6%
Potash	147	140	126	492	492	5,1%	16,4%	0,0%
Phosphate rock	2.209	2.158	2.286	8.421	8.277	2,4%	-3,4%	1,7%

(1) Excluding Samarco’s attributable production.

(2) Including Lubambe’s attributable production.

Iron ore

000’ metric tons	4Q14	3Q14	4Q13	2014	2013	4Q14/3Q14 % Change	4Q14/4Q13 % Change	2014/2013 % Change

Northern System	34.858	32.153	31.584	119.657	104.885	8,4%	10,4%	14,1%
Carajás	34.858	32.153	31.584	119.657	104.885	8,4%	10,4%	14,1%
Southeastern System	26.448	28.714	28.205	107.458	109.453	-7,9%	-6,2%	-1,8%
Itabira	9.628	9.579	9.147	35.489	34.001	0,5%	5,3%	4,4%
Minas Centrais	7.225	8.975	9.130	33.049	37.752	-19,5%	-20,9%	-12,5%
Mariana	9.595	10.159	9.928	38.920	37.700	-5,5%	-3,4%	3,2%
Southern System	20.125	23.236	19.732	86.264	78.954	-13,4%	2,0%	9,3%
Paraopeba	6.165	7.454	6.877	28.220	26.042	-17,3%	-10,4%	8,4%
Vargem Grande	6.159	6.755	5.031	25.032	21.941	-8,8%	22,4%	14,1%
Minas Itabirito	7.802	9.027	7.825	33.012	30.971	-13,6%	-0,3%	6,6%
Midwestern System	1.542	1.629	1.729	5.836	6.503	-5,3%	-10,8%	-10,3%
Corumbá	1.015	1.081	1.208	3.782	4.496	-6,1%	-16,0%	-15,9%
Urucum	527	548	521	2.054	2.007	-3,7%	1,1%	2,3%

TOTAL IRON ORE	82.973	85.731	81.251	319.215	299.795	-3,2%	2,1%	6,5%

Third Parties Purchase (TPP)	3.324	2.923	3.378	12.341	10.597	13,7%	-1,6%	16,5%

TOTAL IRON ORE + TPP	86.297	88.654	84.629	331.556	310.392	-2,7%	2,0%	6,8%

Samarco(1)	3.823	3.761	2.780	13.146	10.887	1,6%	37,5%	20,7%

(1)  Vale’s attributable production capacity of 50%.

Production overview

Vale’s own iron ore production, excluding iron ore acquired from third parties and Samarco’s attributable production, reached the record of 319.2 Mt in 2014, 19.4 Mt higher than in 2013 and 7.2 Mt higher than our guidance for 2014.

In 2014, Carajás achieved the production record of 119.7 Mt, representing an increase of 14.8 Mt in relation to 2013.

The Southern System produced 86.3 Mt in 2014 and achieved its best annual mark since 2007. This 2014  production represents an increase of over 9%  against the 79.0 Mt produced in 2013.

On a quarterly basis, Vale’s iron ore production — ex-Samarco´s attributable production — was 83.0 Mt in 4Q14, a new record for a fourth quarter.

Carajás achieved a new historical record with an output of 34.9 Mt in 4Q14, 8.4% and 10.4% higher than in 3Q14 and in 4Q13, respectively.

In 4Q14, Vale transported 32.9 Mt in its Estrada de Ferro Carajás (EFC), a new quarterly record, 2.1 Mt higher than in 4Q13, and its shipments reached 32.8 Mt, also a new quarterly record, 1.5 Mt higher than in 4Q13.

Northern System

This production of 34.9 Mt in Carajás is a result of the ramp-ups of Plant 2 and Serra Leste in 4Q14. Plant 2 produced 4.9 Mt in the quarter, 0.6 Mt more than in 3Q14.

Southeastern System

The Southeastern System, which encompasses the Itabira, Minas Centrais and Mariana mining hubs, produced 26.4 Mt in 4Q14, 7.9% lower than in 3Q14. Despite the good production in Conceição Itabiritos (CI), the Minas Centrais mining hub experienced scheduled maintenance stoppages in 4Q14.

Production in the Itabira mining hub was 0.5% higher than in 3Q14 due to the ramp-up of CI. Output of CI was 2.3 Mt, 0.5 Mt higher than in 3Q14.

Production in the Minas Centrais mining hub was 7.2 Mt in 4Q14, 19.5% and 20.9% lower than in 3Q14 and 4Q13, respectively, as a result of the scheduled maintenance stoppage for the implementation of Brucutu´s 5th production line which will allow the plant´s production to increase by 30% in 2015.

Output in the Mariana mining hub reached 9.6 Mt, 5.5% lower than in 3Q14, as a result of the mining plan for the year.

Southern System

The Southern System, composed of the Paraopeba, Vargem Grande and Minas Itabirito mining hubs, produced 20.1 Mt in 4Q14, 13.4% lower than in 3Q14 due to maintenance stoppage in some units.

Production at the Paraopeba mining hub was 17.3% lower than in 3Q14 mainly due to corrective maintenance in the crushing system.

Production at the Vargem Grande mining hub was 8.8% lower than in 3Q14 due to a corrective maintenance in the conveyor belt.

Production at the Minas Itabirito mining hub was 13.6% lower than in 3Q14, mainly due to the preventive maintenance in the crushing system.

Midwestern System

The Midwestern System, comprising the Urucum and Corumbá mining hubs, produced 1.5 Mt in 4Q14, 0.1 Mt and 0.2 Mt lower than in 3Q14 and in 4Q13, respectively, due to the beginning of the rainy season.

As previously disclosed, production in the Midwestern system was reduced in 2014 for an adjustment in inventory levels. Therefore production was slightly lower than in 2013 without any impact on sales.

Samarco

In 4Q14 Samarco´s pellet feed production (dedicated to pellet production) was 3.8 Mt, 1.6% higher than in 3Q14.

Pellets

000’ metric tons	4Q14	3Q14	4Q13	2014	2013	4Q14/3Q14 % Change	4Q14/4Q13 % Change	2014/2013 % Change

Southeastern System	7.058	6.698	5.692	25.385	21.620	5,4%	24,0%	17,4%
Tubarão VIII	1.257	1.039	0	2.490	0	21,0%	n.m.	n.m.
Nibrasco	2.382	2.363	2.412	9.464	8.953	0,8%	-1,2%	5,7%
Kobrasco	1.200	1.073	1.179	4.574	4.349	11,9%	1,8%	5,2%
Hispanobras(1)	1.115	1.096	989	4.409	3.913	1,7%	12,7%	12,7%
Itabrasco	1.105	1.127	1.112	4.449	4.406	-2,0%	-0,7%	1,0%
Southern System	2.193	2.426	2.413	8.972	9.095	-9,6%	-9,1%	-1,3%
Fabrica	780	882	955	3.211	3.772	-11,6%	-18,3%	-14,9%
Vargem Grande	1.413	1.545	1.458	5.761	5.322	-8,5%	-3,1%	8,2%
Oman	2.391	2.320	2.304	8.608	8.280	3,1%	3,8%	4,0%

TOTAL PELLETS	11.642	11.444	10.409	42.965	38.995	1,7%	11,8%	10,2%

Samarco(2)	3.529	3.318	2.755	12.054	10.563	6,3%	28,1%	14,1%

(1) Production attributable to Vale on a pro forma basis. In July 2012, we entered into a leasing contract for the Hispanobras pelletizing operation. As a consequence, their production is being consolidated 100% on a pro forma basis.

(2) Vale’s attributable production capacity of 50%.

Production overview

Excluding Samarco’s attributable production of 12,1 Mt, Vale’s pellet production reached 43,0 Mt in 2014, 0.8 Mt lower than the target for the year. Pellet production was 10.2% higher than in 2013 as a result of the start-up of the Tubarão VIII and the ramp-up of the Oman pellet plants.

In 4Q14, production achieved 11.6 Mt, a new record for a fourth quarter, being 1.7% and 11.8% higher than in 3Q14 and in 4Q13, respectively.

Southeastern System

Production volumes at the Tubarão operating plants — Nibrasco, Kobrasco, Hispanobras, Itabrasco and Tubarão VIII — was 7.1 Mt in 4Q14, 5.4% higher than in 3Q14 and 24.0% higher than in 4Q13, mostly due to the ramp-up of Tubarão VIII and the good operational performance of Kobrasco after the scheduled maintenance performed in 3Q14.

Southern System

The Fábrica pellet plant produced 0.8 Mt of pellets in 4Q14, 11.6% and 18.3% lower than in 3Q14 and in 4Q13 respectively, due to restrictions on pellet feed supply from the mine .

The Vargem Grande pellet output was 1.4 Mt, 8.5% and 3.1% lower than in 3Q14 and in 4Q13 respectively, due to a maintenance stoppage carried out in 4Q14.

Oman operations

The Oman operation produced 8.6 Mt and 2.4 Mt of direct reduction pellets in 2014 and 4Q14, respectively, registering a new annual and quarterly record.

Samarco

Samarco´s attributable production was 12.1 Mt in 2014, 1.5 Mt higher than in 2013 and an annual record.

In 4Q14 Samarco´s attributable production reached the record of 3.5 Mt, 6.3% and 28.1% higher than in 3Q14 and in 4Q13, respectively, due to the ramp-up of pellet plant IV, which reached attributable production of 0.9 Mt in the current quarter.

Samarco´s pellet plant IV has a nominal capacity of 8.3 Mtpy.

Manganese ore and ferroalloys

000’ metric tons	4Q14	3Q14	4Q13	2014	2013	4Q14/3Q14 % Change	4Q14/4Q13 % Change	2014/2013 % Change

MANGANESE ORE	723	654	638	2.352	2.378	10,6%	13,3%	-1,1%
Azul	513	481	490	1.695	1.850	6,6%	4,7%	-8,4%
Urucum	177	158	117	601	411	12,0%	51,1%	46,0%
Other mines	33	15	31	56	116	127,8%	6,1%	-51,7%

FERROALLOYS	41	41	50	171	176	0,7%	-18,5%	-2,6%
Brazil	41	41	50	171	176	0,7%	-18,5%	-2,6%

Production overview

In 2014, manganese ore production was slightly lower and the output of ferroalloys was 2.6% lower than in 2013.

Production of manganese ore, on a quarter-on-quarter basis, reached 723,000 t in 4Q14, the best performance for a fourth quarter since 4Q04.

Manganese ore production

Output from the Carajás Azul manganese mine increased by 6.6% when compared to 3Q14, reaching 513,000 t in 4Q14, as a result of the recovery of ore from the tailing dams.

In 4Q14, output from Urucum reached the record of 177,000 t, 12.0% higher than in 3Q14 and 51.1% higher than in 4Q13, mostly driven by operational improvements carried out in its beneficiation plant in 4Q13.

Since 4Q13, we have been processing dumped ore due to the geological conditions in the north section of Morro da Mina. We expect to return to normal levels of production during 1H15 by exploring the south section of the mine.

Ferroalloys production

Production of ferroalloys was in line with 3Q14 and 18.5% lower than in 4Q13 due to a decision to shut down furnaces and sell energy.

Ferroalloy quarterly production was comprised of 21,000 t of ferrosilicon manganese alloys (FeSiMn), 15,100 t of high-carbon manganese alloys (FeMnHc) and 4,800 t of medium-carbon manganese alloys (FeMnMC).

Nickel

Finished production by source

000’ metric tons	4Q14	3Q14	4Q13	2014	2013	4Q14/3Q14 % Change	4Q14/4Q13 % Change	2014/2013 % Change

Canada	42,1	41,7	43,0	156	163	0,9%	-2,2%	-4,3%
Sudbury	15,1	22,5	18,0	64	69	-33,1%	-16,2%	-7,3%
Thompson	6,5	5,1	6,3	26	24	27,3%	2,9%	6,6%
Voisey’s Bay	12,6	9,1	16,9	48	63	38,6%	-25,3%	-23,4%
Ore from third parties(1)	8,0	5,0	1,9	18	6	57,9%	320,2%	171,9%
Indonesia	20,3	20,8	20,9	79	79	-2,6%	-3,1%	-0,1%
New Caledonia	6,2	3,8	2,1	19	16	63,9%	202,8%	14,8%
Brazil	5,0	5,8	1,9	21	2	-13,3%	166,4%	1036,6%

TOTAL NICKEL	73,6	72,1	67,9	275	260	2,1%	8,4%	5,7%

(1) External feed purchased from third parties and processed into finished nickel in our operations

Production overview

Production of nickel reached 275,000 t in 2014. This is Vale´s highest annual production since 2008 despite being short of our annual guidance of 289,000 t.

Nickel production reached 73,600 t in 4Q14, 2.1% and 8.4% higher than in 3Q14 and in 4Q13, respectively. Production in 4Q14 achieved a new record despite  the operational issues in Sudbury in 4Q14.

Canadian Operations

In 4Q14, production from Sudbury mine sources was 15,100 t, 33.1% and 16.2% lower than in 3Q14 and 4Q13, respectively. Sudbury experienced operational issues in the smelter and matte processing which restricted throughput in 4Q14.

Production from Thompson mine sources was 6,500 t in 4Q14, 27.3% higher than in 3Q14 and 2.9% higher than 4Q13. Operations resumed after the annual planned maintenance carried out in the month of August and operated normally in the 4th quarter.

Voisey’s Bay mine sources production amounted to 12,600 t in 4Q14, 38.6% higher than in 3Q14 and 25.3% lower than in 4Q13.

Commissioning of Long Harbour continues as planned with the initial processing of nickel in matte from PTVI and the processing of nickel from Voisey´s Bay at the end of 2015.

Indonesian Operations

In 4Q14, production of nickel in matte from our Indonesian operations at Sorowako totaled 20,600 t, 6.6% higher than in 3Q14 and 12.5% higher than in 4Q13.

The production of finished nickel from matte sourced from PTVI reached 20,300 t, 3.1%  lower than in 3Q14 and 2.6% lower than in 4Q13, respectively.

New Caledonia Operations (VNC)

VNC production of NiO and NHC was 6,700 t in 4Q14, a new record for the operation. VNC continued its  ramp up in 4Q14, operating consistently with two HPAL’s most of the time.

Production of finished products (NHC and Utility Nickel) from VNC totaled 6,200 t in 4Q14.

Brazilian Operation (Onça Puma)

Annual production record at Onça Puma of 21,000 t in 2014, 19,000 t higher than in 2013.

The output was 5,000 t in 4Q14, 13.3% lower than in 3Q14. As disclosed in the 3Q14 production report, a shutdown of approximately ten days was carried out in the 4Q14 to permanently repair the refractory in the rotary kiln furnace.

The operation restarted normally and set the new monthly production record of 2,100 t in the month of December.

Copper

Finished production by source

000’ metric tons	4Q14	3Q14	4Q13	2014	2013	4Q14/3Q14 % Change	4Q14/4Q13 % Change	2014/2013 % Change

Brazil	58,4	56,3	52,8	208	184	3,8%	10,7%	13,0%
Sossego	26,9	30,4	31,7	110	119	-11,8%	-15,2%	-7,7%
Salobo	31,6	25,9	21,1	98	65	22,0%	49,5%	50,9%
Canada	44,6	45,8	38,8	161	166	-2,7%	15,0%	-2,9%
Sudbury	23,3	30,8	24,2	98	103	-24,4%	-3,9%	-5,6%
Thompson	0,4	0,4	0,7	2	2	6,1%	-40,2%	-35,5%
Voisey’s Bay	11,4	7,4	8,6	33	36	54,2%	32,8%	-8,1%
Ore from third parties	9,5	7,2	5,3	29	24	31,1%	80,2%	19,2%
Zambia (Lubambe)	2,4	2,6	2,2	10	9	-9,5%	9,8%	17,6%
Chile	0,0	0,0	0,8	0	11	n.m.	n.m.	n.m.

TOTAL COPPER	105,4	104,8	94,6	379,7	370,1	0,6%	11,4%	2,6%

Production overview

Copper production achieved the new annual record of 379,700 t in 2014. Production was 25,300 t lower than our guidance for the year, mainly impacted by tie-ins between Salobo I and II as we continue to ramp-up the second line of Salobo.

In 4Q14, copper output was 105,400 t, 0.6%  and 11.4% higher than  in 3Q14 and in 4Q13, respectively, reaching a historical production record.

Brazilian Operations

Production of copper in 4Q14 at the Sossego mine totaled 26,900 t in the form of copper in concentrates, 11.8% and 15,2% lower than in 3Q14 and 4Q13, respectively, due primarily to unplanned maintenance in November at the primary crusher.

Production of copper in 4Q14 at Salobo totaled 31,600 t, a new record for that operation as a result of the ongoing ramp up of Salobo II.

Canadian Operations

Copper produced from Sudbury mine sources reached 23,300 t, 24.4% and 3.8% lower than in 3Q14 and in 4Q13, respectively, as 3Q14 included production from the drawdown of a stockpile which accumulated during the 2Q14 schedule maintenance shutdown.

Production from Voisey’s Bay mine sources was 11,400 t of copper in copper concentrate, 54.2% and 32.8% higher than in 3Q14 and in 4Q13. The Voisey’s Bay mill carried out a scheduled maintenance shutdown in 3Q14 and operated fully in the 4th quarter.

African Operation (Lubambe)

Lubambe, our Zambian JV, is ramping up and delivering 6,000 t of copper in concentrates on a 100% basis (attributable production of 2,400 t). Lubambe has a nominal capacity of 45,000 t per year.

Chile Operation — discontinued operation

As previously announced, Vale completed the sale of Tres Valles in Chile on December 9th, 2013.

Nickel and copper by-products

Finished production by source

	4Q14	3Q14	4Q13	2014	2013	4Q14/3Q14 % Change	4Q14/4Q13 % Change	2014/2013 % Change

COBALT (metric tons)	1.266	884	711	3.743	3.532	43,1%	77,9%	6,0%
Sudbury	226	320	206	833	845	-29,5%	9,8%	-1,4%
Thompson	160	142	84	489	292	12,1%	90,8%	67,5%
Voisey’s Bay	242	74	286	952	1.256	225,4%	-15,4%	-24,2%
VNC	629	294	136	1.384	1.117	113,9%	362,9%	23,9%
Others	9	53	0	84	22	-83,1%	n.m.	285,7%

PLATINUM (000’ oz troy)	52	54	43	182	145	-2,8%	21,9%	25,5%
Sudbury	52	54	43	182	145	-2,8%	21,9%	25,5%

PALLADIUM (000’ oz troy)	111,5	110,5	96,2	398	352	0,9%	16,0%	13,1%
Sudbury	111,5	110,5	96,2	398	352	0,9%	16,0%	13,1%

GOLD (000’ oz troy)	93,6	84,0	88,3	321	286	11,4%	6,0%	12,5%
Sudbury	24,2	20,5	26,7	83	91	17,9%	-9,5%	-9,2%
Sossego	20,4	21,8	21,3	78	78	-6,6%	-4,2%	0,5%
Salobo	49,0	41,7	40,3	160	117	17,6%	21,7%	37,5%

SILVER (000’ oz troy)	717	274	514	1.693	1.915	161,2%	39,4%	-11,6%
Sudbury	717	274	514	1.693	1.915	161,2%	39,4%	-11,6%

Gold

In 2014, gold  achieved a record output of 321,000 oz.

Gold production amounted to 93,600 oz in 4Q14, 11.4% higher than in 3Q14, reaching the best performance ever due to the ramp-up of Salobo.

Cobalt

Cobalt production of 3,743 t in 2014 was a yearly record. Output of cobalt reached 1,266 t in 4Q14, 43.1% higher than in 3Q14, mainly reflecting the increasing processing of Voisey’s Bay sources through our Canadian smelters as a result of the end of the planned maintenance shutdowns and also the improved performance of VNC.

Platinum and palladium

Platinum output was 52,000 oz and palladium was 111,500 oz, both in line with the previous quarter.

Coal

000’ metric tons	4Q14	3Q14	4Q13	2014	2013	4Q14/3Q14 % Change	4Q14/4Q13 % Change	2014/2013 % Change

METALLURGICAL COAL	1.790	1.759	1.850	6.443	6.885	1,8%	-3,2%	-6,4%
Moatize	987	828	401	3.124	2.373	19,1%	146,2%	31,7%
Carborough Downs	573	620	814	1.857	2.447	-7,5%	-29,6%	-24,1%
Integra Coal	0	101	433	715	1.410	n.m.	n.m.	-49,3%
Isaac Plains	230	209	202	746	656	9,9%	13,8%	13,7%

THERMAL COAL	520	582	408	2.202	1.878	-10,6%	27,3%	17,3%
Moatize	446	468	277	1.784	1.444	-4,7%	60,8%	23,6%
Integra Coal	0	28	34	92	87	n.m.	n.m.	5,6%
Isaac Plains	74	86	97	326	347	-13,8%	-23,9%	-6,2%

TOTAL COAL	2.310	2.340	2.258	8.645	8.763	-1,3%	2,3%	-1,4%

Production overview

Vale achieved 8.6 Mt of coal production in 2014, 1.4% lower than in 2013 and 2.1 Mt lower than our our guidance of 10.7 Mt for the year, mainly due to the worse performance of Carborough Downs (CD) and the stoppage of the Integra Coal mine in the 2H14. Production of metallurgical and thermal coal was 6.4 Mt and 2.2 Mt, respectively.

Total coal output in 4Q14 reached 2.3 Mt, slightly lower than in 3Q14, but 2.3% higher than in 4Q13 due to a strong performance of Moatize.

Australian operations

Production of CD achieved 1.857 Mt in 2014, 0.6 Mt lower than in 2013 impacted by the longwall move in 1Q14 and by difficulties related to the geological structure of the section of the mine accessed in 4Q14.

In 4Q14, CD, which is a 100% metallurgical coal underground mining operation, achieved 573,000 t. Production was 7.5% and 29.6% lower than in 3Q14 and 4Q13, respectively. In 4Q14, the longwall operation faced difficulties due to the geological structure of the mine .

In 2Q14, the Integra Coal mine was placed in care and maintenance, which resulted in the suspension of its longwall activity. The open cut production continued throughout 3Q14 in a reduced capacity until coal production ceased. Last shipment from Integra occurred on September 24th 2014.

In 3Q14, the Isaac Plains mine was also placed in care and maintenance. The open cut production continued throughout 4Q14, until coal production ceased.

Moatize operations

Moatize reached the record of 4.908 Mt in 2014, of which 3.124 Mt of met coal and 1.784 Mt of thermal coal.

In 4Q14 Moatize achieved the new quarterly record of 1.433 Mt, 10.6% higher than in 3Q14. Output was 111.4% higher than in 4Q13, when the lack of explosives negatively impacted production volumes.

The ramp-up of the first phase of the Moatize coal project is currently restricted by the logistics infrastructure — railway and port — which do not allow for total utilization of the mine’s nominal capacity of 11 Mtpy.

Gradually the above-mentioned logistics bottleneck will be eliminated as we complete and ramp up the Nacala logistics corridor. In 4Q14 Vale completed the greenfield sections of the railway and successfully transported the first coal cargo all the way from Moatize to the Nacala-a-Velha Port. Some brownfield sections in the railway which are still being upgraded shall be completed by 3Q15.

Potash

000’ metric tons	4Q14	3Q14	4Q13	2014	2013	4Q14/3Q14 % Change	4Q14/4Q13 % Change	2014/2013 % Change

POTASH	147	140	126	492	492	5,1%	16,4%	0,0%
Taquari-Vassouras	147	140	126	492	492	5,1%	16,4%	0,0%

Phosphates

000’ metric tons	4Q14	3Q14	4Q13	2014	2013	4Q14/3Q14 % Change	4Q14/4Q13 % Change	2014/2013 % Change

PHOSPHATE ROCK	2.209	2.158	2.286	8.421	8.277	2,4%	-3,4%	1,7%
Brazil	1.205	1.185	1.234	4.620	4.731	1,6%	-2,4%	-2,3%
Bayóvar	1.004	973	1.051	3.801	3.546	3,2%	-4,5%	7,2%

MAP(1)	278	248	305	1.065	1.128	12,4%	-8,6%	-5,5%
TSP(2)	254	226	252	910	905	12,7%	1,0%	0,5%
SSP(3)	460	531	459	1.854	2.102	-13,4%	0,3%	-11,8%
DCP(4)	135	121	127	502	444	11,2%	5,7%	13,1%

(1) Monoammonium phosphate

(2) Triple superphosphate

(3) Single superphosphate

(4) Dicalcium phosphate

Potash

Production of potash totaled 492,000 t in 2014, at the same level of last year and 8.9% lower than our guidance of 540,000 for the year, mainly due to the depletion of the mine.

In 4Q14, potash production totaled 147,000 t, 5,1% higher than in 3Q14, as a result of the resumption of production after corrective maintenance carried out on the conveyor belts in 3Q14. Output was 16,4% higher than in the same period of last year due to a maintenance stoppage occurred in 4Q13.

Phosphate Rock

Phosphate rock output was 8.4 Mt in 2014, 1.7% higher than in 2013, due to the good performance of Bayóvar, and just 0.2 Mt lower than our target for the year.

In 4Q14, Bayóvar output was 1.0 Mt, 3.2% higher than in 3Q14, due to the better performance after a maintenance stoppage. Production was 4.5% lower than in 4Q13, due to the maintenance stoppage in the conveyor belts carried out in 4Q14.

The good operational performance of the Brazilian mines in 4Q14 against 3Q14 was due to the improved performance after the completion of a scheduled maintenance stoppage in Cajati carried out last quarter.

MAP

In 4Q14, the production of MAP (monoammonium phosphate) totaled 278,000 t, 12,4% higher than in 3Q14, as a result of higher production in Uberaba due to the recovery of the annual maintenance stoppage which occurred in last quarter.

The Uberaba industrial complex, located in Minas Gerais, produces sulphuric acid, phosphoric acid, TSP, SSP, DCP and MAP.

TSP

The output of TSP (Triple superphosphate) was 254,000 t in 4Q14, 12.7% higher than in 3Q14, reflecting operational improvements achieved after the annual maintenance stoppage carried out in Uberaba during the last quarter.

SSP

Production of SSP (single superphosphate) was 13.4% lower than in 3Q14, due to the corrective maintenance stoppage in Araxá in 4Q14.

DCP

DCP (dicalcium phosphate) production was 135,000 t, 11.2% higher than in 3Q14, reflecting improvement in operational performance after the maintenance stoppage carried out in Cajati last quarter.

Nitrogen

000’ metric tons	4Q14	3Q14	4Q13	2014	2013	4Q14/3Q14 % Change	4Q14/4Q13 % Change	2014/2013 % Change

AMMONIA	35	48	39	178	347	-27,0%	-11,1%	-48,6%
UREA	0	0	0	0	219	n.m.	n.m.	n.m.
NITRIC ACID	120	121	117	469	416	-1,1%	2,7%	12,6%
AMMONIUM NITRATE	125	129	123	485	419	-2,9%	2,2%	15,8%

Ammonia and Urea Production

In 4Q14, ammonia production was 35,000 t, 27.0% lower than in 3Q14 due to maintenance stoppage.

On June 1st, 2013 we sold the Araucária operation which produced nitrogen and had an annual production capacity of approximately 1.1 million tons of ammonia and urea.

Nitric Acid and Ammonium Nitrate Production

Production of nitric acid and ammonium nitrate was in line with the last quarter.

For further information.please contact:

+55-21-3814-4540

Rogério T. Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: Fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de ValoresMobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: February 19, 2015		Rogerio T. Nogueira
Director of Investor Relations